Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for Q3 2026,
Highlighted by 24% Total Completion after First Quarter of Full-Scale Construction at Phoenix ISR Uranium Mine

Toronto, ON – November 4, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the three and nine months ended September 30, 2026. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.
David Cates, President and CEO of Denison commented, “With a relatively short timeline for construction of the Phoenix In-Situ Recovery (“ISR”) uranium mine, executing during the prime summer construction season is critical. We are very pleased with our ability to immediately mobilize to site after regulatory approvals and ramp up activity to achieve a full-scale rate of construction for the third quarter. Denison’s results showcase significant construction progress at Phoenix and the potential to add meaningful shareholder value from the discovery of new mineralization on site.

During the quarter, we prioritized schedule-critical and seasonally sensitive activities to capitalize on the summer construction season, and we ended our first quarter of full-scale construction with the project’s total percentage completion estimated at 24%. Based on this initial progress, we continue to target completion of construction and achievement of first production during the second half of 2028, which is approximately 2 years after the commencement of full-scale construction.

By the end of October 2026, nearly 50% of all site civil work was complete, including the establishment of the main access road from Highway 914, and all scopes required to advance construction of the process plant, the delivery and installation of key electrical assets, the commencement of freeze well drilling, and preparation of the airstrip for operations in Q4. In addition, the schedule-critical concrete work required to start construction of the process plant building during the winter is substantially complete. Offsite fabrication of modularized equipment is also progressing, with key electrical infrastructure, the freeze plant, and certain process tanks, amongst other equipment and materials, already received on site or released for shipment to site.

We are also pleased to report encouraging exploration results at the emerging Phoenix North target area, which is located within the surface footprint of the Phoenix ISR mine site. Drill hole WR-857D1 intersected 0.39% eU3O8 over 4.7 metres, and approximately 50 metres to the northeast drill hole WR-868 intersected 0.67% eU3O8 over 2.5 metres. Drilling in this area continues into the fourth quarter, as the discovery of additional resources in the immediate vicinity of Phoenix could add significant value to the project.”

Highlights

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Phoenix achieves 24% total completion after first quarter of full-scale construction

Building on the successful completion of site preparation and early works construction in early July, Denison made significant progress executing on key construction work scopes during its first quarter of full-scale construction on site. The project’s total percentage completion as at September 30, 2026 is estimated at approximately 24%, which includes (i) engineering, PCM, and owner’s costs at 32% completion, (ii) construction and construction indirect costs at 20% complete, and (iii) fabrication and delivery of equipment and materials at 32% complete.

With full-scale construction commencing during the critical summer construction season, initial construction activities have focused on schedule and seasonally sensitive work. Civil work continued with the main site access road from Highway 914 currently available for use, the substation area substantially completed and the freeze plant area and airstrip significantly advanced (with 100% of the final grade completed for the runway area). In addition, concrete work commenced in August and continues into the fourth quarter of 2026. By the end of October 2026, site civil work is estimated to be nearly 50% complete and the concrete work required to enable the commencement of construction of the process plant building over the winter has been substantially completed.

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Phoenix construction and procurement strategy allows continued productivity during winter months

With an approximately 2-year construction timeline targeted for Phoenix, Denison developed a procurement and execution strategy whereby key project components have been procured directly by Denison, rather than through its contractors, and modularization has been utilized wherever possible. As a result, Denison is responsible for making progress payments as equipment is fabricated and the total project spend curve is thus front-loaded relative to the rate of construction progress on site. This approach decouples fabrication of key equipment from onsite construction by utilizing offsite fabrication facilities which allows for continued productivity during the winter season. Fabrication has commenced on the majority of the process plant equipment and shipment release has occurred for the site transformer, substation e-house, high-voltage substation yard equipment, switchgear, generators, freeze plants, and certain process tanks and construction bulks.

Year to date total Phoenix project expenditures totaled $161.1 million, including $105.0 million on construction and construction indirect costs and $39.0 million on procurement of equipment and materials. Life to date expenditures on procurement of equipment and materials is approximately $56.8 million.

Forecasted expenditures for 2026 are now estimated to be $278.6 million, with $39.9 million in procurement payments, $68.5 million in construction and construction indirect costs, and $9.1 million in engineering, PCM, and owner’s costs estimated for the fourth quarter of 2026.

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Additional mineralization discovered at Phoenix North exploration target area, located within surface footprint of the Phoenix ISR mine site

During the third quarter of 2026, drill hole WR-857D1 intersected 0.39% eU3O8 over 4.7 metres from 409.9 metres to 414.6 metres at the unconformity and represents the best mineralized hole drilled in this area of sparse historic drilling. WR-857D1 is located approximately 10 metres up-dip and along section of WR-857, which was completed during the second quarter and intersected mineralized intervals of 0.20% eU3O8 over 1 metre from 417.6 metres, and 0.07% eU3O8 over 0.5 metres from 415.8 metres. In October 2026, drill hole WR-868 encountered unconformity associated mineralization (0.67% eU3O8 over 2.5 metres from 413.1 metres to 415.6 metres) approximately 50 metres along strike to the northeast of WR-857, and drill hole WR-869A intersected additional mineralization (highlighted by 0.07% eU3O8 over 2.2 metres from 421.5 metres to 423.7 metres) 50 metres along strike to the southwest of WR-857. See the MD&A for further details. Taken together, mineralization has now been intersected over 100-metres of strike length at the Phoenix North target area, which remains open in multiple directions with the anticipated optimal target horizon yet to be tested.

While in the early stages of exploration discovery, the results at Phoenix North are especially encouraging as the mineralization is situated in the immediate vicinity of the Phoenix ISR mine currently under construction.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (“2018 PFS”) was completed for the Gryphon deposit as a conventional underground mining operation (the “Gryphon Update”). Based on the respective studies, both deposits have the potential to be competitive with the lowest-cost uranium mining operations in the world.

Full-scale construction commenced at Phoenix in July 2026, which followed receipt of Federal approval of the project’s Environmental Assessment and issuance of the Construction Licence in February 2026, as well as completion of site preparation and early works programs initiated in March 2026. Construction is expected to take approximately 2 years with first production targeted for the second half of 2028.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which restarted mining with SABRE in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (“MWJV”), and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property (“Waterbury”). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~459,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

Technical Disclosure and Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Ricardo Afonso, P.Eng., Denison’s Vice President Projects, or Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, each of whom is a Qualified Person in accordance with NI 43-101.

For more information, please contact

David Cates                                                             (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                              (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: Denison’s estimated completion status, and other outlook, plans and objectives with respect to Phoenix construction; assumptions and estimates with respect to the Company’s other exploration, development and expansion programs, plans and objectives; Denison’s land position; and expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, estimates of construction progress and related percentages are estimates subject to change, and may be impacted by many factors including contractor availability, labour availability, weather, and other events or circumstances. In addition, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. Denison could decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in this MD&A. These factors are not, and should not be construed as being, exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

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